                             AIMCO PROPERTIES, L.P.
                    c/o River Oaks Partnership Services, Inc.
                     111 Commerce Road, Carlstadt, NJ 07072
                                 (888) 349-2005



August 30, 2000


Dear Limited Partner:

We recently mailed you an offer to purchase your interest in Multi-Benefit Realty Fund B for $16 per unit in cash.

As a result of inquiries from your fellow limited partners, we thought it would be useful to you in evaluating whether or not to accept our offer, for us to highlight some of the financial benefits you have gained from your investment from approximately 1986 through June 30, 2000.

         o        Initial purchase price per unit: $100

         o        DISTRIBUTIONS PER UNIT: $16.22

         o        Tax benefits: $22.00

         o        WE ARE NOW OFFERING $16 PER UNIT

Over the last six months the partnership has sold one property it owned and as a result has returned $230,108 or $3.00 per B unit which is included in the distribution number above.

Our offer now gives you the opportunity to quickly and easily sell your investment, take advantage of any suspended tax losses you may have and avoid the cost and hassle of K-1 reporting every year. If you sell to us, this will be the last year you will receive a K-1 for this investment.

For your convenience we have enclosed another Letter of Transmittal that you may use to sell your units to us. Please remember, our offer expires on September 5, 2000.

If you have any questions or need any assistance in filling out the letter of Transmittal, please call our information agent, River Oaks Partnership Services, Inc., toll free at (888) 349-2005.


Sincerely,


AIMCO Properties, L.P.